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12010079

SECUR[…]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - ~~DEALER~~ EquiLend LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 9th Floor
(No. and Street)

New York,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 901-2228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiLend LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Krista Otis
New York State
New York County
11-23-2013 Expires
#02OT6213926

Krista Otis 2/16/12
Notary Public

Paul Nigrelli
Signature

Chief Financial Officer
Title

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2011

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquiLend LLC

We have audited the accompanying statement of financial condition of EquiLend LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiLend LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
February 23, 2012

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2011

ASSETS	
Investments	$ 2,929,088
Accounts receivable	1,766,917
Due from affiliates	570,399
Cash	262,033
Total assets	$ 5,528,437
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Deferred revenue	$ 206,935
Due to affiliate	7,730
Total liabilities	214,665
MEMBER'S EQUITY	
Member's contributions	14,200,000
Accumulated deficit	(8,886,228)
Total member's equity	5,313,772
Total liabilities and member's equity	$ 5,528,437

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Operations
Year ended December 31, 2011

REVENUES	
User fees	$ 17,196,034
Brokerage fees	1,977,584
Integration fees	146,876
Interest income and other	18,489
Total revenues	19,338,983
EXPENSES	
Employee compensation and benefits	7,999,068
Technology and communications	3,970,333
Service fee	1,779,792
Professional services	958,389
Office general and administrative	920,261
Occupancy	268,887
Total expenses	15,896,730
Net income	$ 3,442,253

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2011

	Member's Contributions	Accumulated Deficit	Total
Member's equity at December 31, 2010	$ 19,200,000	$ (12,328,481)	$ 6,871,519
Distributions	(5,000,000)	-	(5,000,000)
Net income	-	3,442,253	3,442,253
Member's equity at December 31, 2011	$ 14,200,000	$ (8,886,228)	$ 5,313,772

The accompanying notes are an integral part of this statement.

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Cash Flows
Year ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,442,253
Adjustments to reconcile net income to net cash used in operating activities	
Increase in accounts receivable	(808,215)
Decrease in due to affiliates, net	(2,003,338)
Decrease in deferred revenue	(391,301)
Decrease in other liabilities	(250,000)
Net cash used in operating activities	(10,601)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sale of short term investments	4,941,912
Net cash provided by investing activities	4,941,912
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(5,000,000)
Net cash used in financing activities	(5,000,000)
Net decrease in cash	(68,689)
Cash at beginning of year	330,722
Cash at end of year	$ 262,033

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of FINRA.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., and EquiLend Asia Limited (the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held by major financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per legal entity. As of December 31, 2011, the cash balance held at the financial institution exceeded the Federally insured amount by $12,033.

Investments

Investments include investments in short term bond funds and U.S. dollar denominated money market funds. All investments are carried at fair value.

Revenue Recognition

The Company earns user fees from facilitating securities lending and borrowing transactions on the Platform. User fees are earned over the period the services are performed. In addition, the Company collects and remits revenue on behalf of the Affiliates. User fees received in advance are recorded as deferred revenue on the Statement of Financial Condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year.

Brokerage fees represent transaction fees earned from the Affiliates for the facilitation of securities lending and borrowing transactions executed by the users of the Affiliates. Such brokerage fees are earned in the month for which services are performed for the Affiliates.

Taxes

The Company is a limited liability company, which is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the UBT tax return of the Parent. The Company and the Parent are both subject to UBT. At December 31, 2011, the Company had a UBT net loss carryover of approximately $9.0 million. The net loss carryover is the primary driver of a net deferred tax asset of approximately $358,725. At the present time, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a reserve for uncertain tax positions of $358,725 on the deferred tax asset, so that no deferred tax asset has been reflected in the statement of financial condition.

The UBT net loss carryover expires in the years 2022 to 2026.

The Company adopted the provisions for accounting for uncertain tax positions. As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. As of December 31, 2011, the Company has recorded a reserve for uncertain tax positions of $358,725 for which the statute of limitations remains open. With limited exceptions, the statute of limitations is closed for tax years prior to 2008. The Company does not believe that it is reasonably possible that the total amount of the unrecognized tax benefits will change significantly in the next 12 months. The Company has not recognized penalties and interest related to the unrecognized benefits.

Fair Value of Financial Instruments

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e. quoted prices for similar assets or liabilities in active markets).

Level 3 - unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $2,655,371, which was $2,641,059 in excess of its required net capital of $14,312. The ratio of aggregate indebtedness to net capital was 0.08 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. RELATED PARTIES

All of the Company's revenue from user fees, with the exception of $8,232,247, was earned from members or affiliates of members of the Parent. Deferred revenue includes user fees paid in advance of $52,500 from members or affiliates of members of the Parent. Accounts receivable included $35,068 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with its Affiliates under which the Company performs services including the facilitation of securities lending and borrowing transactions on behalf of the Affiliates. Such revenues total $1,977,584 for the year ended December 31, 2011. Also under the Agreement, the Company acts as a billing agent for user fees on behalf of the Affiliates. User fees are allocated to the Affiliates when the Affiliates are designated as the operating entity in the underlying user agreement between the Company, the Affiliates and the user. As of December 31, 2011, the Company owed an Affiliate $7,730 and was owed $570,399 from the Affiliates.

For the year ended December 31, 2011, interest income of $279 was earned from a money market fund for which an affiliate of one of the members of the Parent provided investment advisory services. Investments consist of $2,929,088 invested in a money market fund and short term bond fund with an affiliate of a member of the Parent. Cash consists of $262,033 in a bank account with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. Such expenses totaled $14,116,938 for the year ended December 31, 2011. The Parent also allocated service fees of $1,779,792 to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As of December 31, 2011, the Company does not have a liability to the Parent.

5. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured as of December 31, 2011.

	Financial Assets at Fair Value			
Description	**Level 1**	**Level 2**	**Level 3**	**December 31, 2011**
Money market fund	$ 909,832	$ -	$ -	$ 909,832
Short duration bond fund	2,019,256	-	-	2,019,256
Total	$ 2,929,088	$ -	$ -	$ 2,929,088

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date that the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Computation of net capital	
Total member's equity	$ 5,313,772
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	1,766,917
Due from affiliates	570,399
Total nonallowable assets	2,337,316
Tentative net capital	2,976,456
Haircuts on securities - money market fund	321,085
Net capital	$ 2,655,371
Aggregate indebtedness	
Items included in the statement of financial condition	
Deferred revenue	$ 206,935
Due to affiliates	7,730
Total aggregate indebtedness	$ 214,665
Computation of basic net capital requirement	
Minimum net capital required - the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 14,312
Excess net capital	$ 2,641,059
Ratio of aggregate indebtedness to net capital	0.08

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A-5 Part IIA FOCUS filed as of December 31, 2011.

Schedule II

EQUILEND LLC

(A wholly owned subsidiary of EquiLend Holdings LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Grant Thornton

Grant Thornton

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)

December 31, 2011

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquiLend LLC

We have audited the accompanying statement of financial condition of EquiLend LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EquiLend LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 23, 2012

EQUILEND LLC
(A wholly owned subsidiary of EquiLend Holdings LLC)
Statement of Financial Condition
December 31, 2011

ASSETS	
Investments	$ 2,929,088
Accounts receivable	1,766,917
Due from affiliates	570,399
Cash	262,033
Total assets	$ 5,528,437
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Deferred revenue	$ 206,935
Due to affiliate	7,730
Total liabilities	214,665
MEMBER'S EQUITY	
Member's contributions	14,200,000
Accumulated deficit	(8,886,228)
Total member's equity	5,313,772
Total liabilities and member's equity	$ 5,528,437

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

EquiLend LLC (the "Company"), a Delaware limited liability company, was formed in 2001. In 2002, the Company was approved as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD") and commenced operations. In 2008, the NASD was consolidated into the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of FINRA.

EquiLend Holdings LLC (the "Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions between securities lenders and borrowers. The Company, through a service agreement with the Parent, offers services to users through the Platform along with the Company's affiliates, EquiLend Europe Limited, EquiLend Canada Corp., and EquiLend Asia Limited (the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of the Parent.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held by major financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per legal entity. As of December 31, 2011, the cash balance held at the financial institution exceeded the Federally insured amount by $12,033.

Investments

Investments include investments in short term bond funds and U.S. dollar denominated money market funds. All investments are carried at fair value.

Revenue Recognition

The Company earns user fees from facilitating securities lending and borrowing transactions on the Platform. User fees are earned over the period the services are performed. In addition, the Company collects and remits revenue on behalf of the Affiliates. User fees received in advance are recorded as deferred revenue on the Statement of Financial Condition and recognized over the period to which the fees relate, generally three months. Integration fees include services for technical and business integration, testing and training for new users and are recognized over the term of the relative user agreement, generally one year.

Brokerage fees represent transaction fees earned from the Affiliates for the facilitation of securities lending and borrowing transactions executed by the users of the Affiliates. Such brokerage fees are earned in the month for which services are performed for the Affiliates.

Taxes

The Company is a limited liability company, which is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the UBT tax return of the Parent. The Company and the Parent are both subject to UBT. At December 31, 2011, the Company had a UBT net loss carryover of approximately $9.0 million. The net loss carryover is the primary driver of a net deferred tax asset of approximately $358,725. At the present time, the Company believes it is more likely than not that the deferred tax asset will not be recognized. Accordingly, the Company has provided a reserve for uncertain tax positions of $358,725 on the deferred tax asset, so that no deferred tax asset has been reflected in the statement of financial condition.

The UBT net loss carryover expires in the years 2022 to 2026.

The Company adopted the provisions for accounting for uncertain tax positions. As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. As of December 31, 2011, the Company has recorded a reserve for uncertain tax positions of $358,725 for which the statute of limitations remains open. With limited exceptions, the statute of limitations is closed for tax years prior to 2008. The Company does not believe that it is reasonably possible that the total amount of the unrecognized tax benefits will change significantly in the next 12 months. The Company has not recognized penalties and interest related to the unrecognized benefits.

Fair Value of Financial Instruments

The Company adopted the guidance issued by the Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements. This guidance requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 - inputs: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - inputs: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (i.e. quoted prices for similar assets or liabilities in active markets).

Level 3 - inputs: unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $2,655,371, which was $2,641,059 in excess of its required net capital of $14,312. The ratio of aggregate indebtedness to net capital was 0.65 to 1.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. RELATED PARTIES

Deferred revenue includes user fees paid in advance of $52,500 from members or affiliates of members of the Parent. Accounts receivable included $35,068 owed to the Company by members or affiliates of members of the Parent.

The Company has entered into a Securities Service Agreement (the "Agreement") with its Affiliates under which the Company performs services including the facilitation of securities lending and borrowing transactions on behalf of the Affiliates. Also under the Agreement, the Company acts as a billing agent for user fees on behalf of the Affiliates. User fees are allocated to the Affiliates when the Affiliates are designated as the operating entity in the underlying user agreement between the Company, the Affiliates and the user. As at December 31, 2011, the Company owed an Affiliate $7,730 and was owed $570,399 from the Affiliates.

Investments consist of $2,929,088 invested in a money market fund and short term bond fund with an affiliate of a member of the Parent. Cash consists of $262,033 in a bank account with an affiliate of a member of the Parent.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates substantially all operating costs to the Company. The Parent also allocates certain expenses to the Company under the Services Agreement for use of the Platform developed by the Parent. The Company reimburses the Parent for allocated expenses and service fees on a monthly basis. As at December 31, 2011, the Company does not have a liability to the Parent.

5. FAIR VALUE

As required by FASB guidance, investments are classified within the level of the lowest significant input considered in determining fair value. The following table sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at as of December 31, 2011.

	Financial Assets at Fair Value			
Description	**Level 1**	**Level 2**	**Level 3**	**December 31, 2011**
Money market fund	$ 909,832	$ -	$ -	$ 909,832
Short duration bond fund	2,019,256	-	-	2,019,256
Total	$ 2,929,088	$ -	$ -	$ 2,929,088

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date that the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements.

Independent Registered Public Accounting Firm's Supplementary Report on Internal Control Required by SEC Rule 17a-5

EQUILEND LLC

December 31, 2011

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
EquiLend LLC

In planning and performing our audit of the financial statements of EquiLend LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 23, 2012